Exhibit 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - REAL ESTATE TRUST ONLY

	For the Three Months Ended December 31		For the Twelve Months Ended September 30
(Dollars in thousands)	2003	2002	2003	2002	2001		2000	1999
FIXED CHARGES:
Interest and debt expense	$12,575	$12,754	$50,862	$51,061	$51,203		$47,149	$40,546
Ground rent	—	—	—	—	—		—	—

Total fixed charges for ratio	$12,575	$12,754	$50,862	$51,061	$51,203		$47,149	$40,546

EARNINGS:
Operating income (loss)	$(5,838)	$(5,943)	$(14,893)	$(19,548)	$(667)		$(4,341)	$(10,687)
Equity in earnings of unconsolidated entities	(1,932)	(2,377)	(7,248)	(8,811)	(7,169)		(7,291)	(4,964)
Distributions from unconsolidated entities	3,092	2,962	12,048	11,496	10,814		10,297	9,513
Capitalized interest	—	—	—	(287)	(569)		(1,175)	(961)

	(4,678)	(5,358)	(10,093)	(17,150)	2,409		(2,510)	(7,099)
Total fixed charges for ratio	12,575	12,754	50,862	51,061	51,203		47,149	40,546

Total earnings for ratio	$7,897	$7,396	$40,769	$33,911	$53,612		$44,639	$33,447

RATIO OF EARNINGS TO FIXED CHARGES	Less than 1	Less than 1	Less than 1	Less than 1	1.05	x	Less than 1	Less than 1

Excess (deficiency) of available earnings to fixed charges	$(4,678)	$(5,358)	$(10,093)	$(17,150)	$2,409		$(2,510)	$(7,099)